

Mail Stop 3561

August 7, 2015

Prem Parameswaran
Chief Financial Officer
Eros International Plc
550 County Avenue
Secaucus, New Jersey 07094

      Re: Eros International Plc
             Form 20-F for Fiscal Year Ended March 31, 2015
             Filed July 8, 2015
             File No. 001-36176

Dear Mr. Parameswaran:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Annual Periods Ended March 31, 2015 and 2014

1. Please amend these filings to include the certifications specified within instruction B(e) under "General Rules and Regulations That Apply to this Form" and instructions 12 and 13 under "Instructions as to Exhibits" to Form 20-F.

Form 20-F for the Annual Period Ended March 31, 2015

General

2. You state on page 25 that you distribute Indian films throughout the Middle East, a region that includes Syria. You also state on page 37 that you intend to acquire Techzone. According to a June 2014 news report, Techzone intends to operate in Sudan. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 20-F does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current or anticipated contacts with Sudan and Syria, if

any, whether through distribution channels or other direct or indirect arrangements. You should describe any products or fees you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure